Filed by Ardagh Group S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Form F-4 File No. (333-259225)

Subject Company: Ardagh Group S.A.

(Commission File No. 001-38032)

Ardagh Group S.A. Announces a Share-For-Share Exchange Offer to Acquire All of its
Outstanding Class A Common Shares

Ardagh Metal Packaging S.A. Files Preliminary Registration Statement

LUXEMBOURG (September 1, 2021) — Ardagh Group S.A. (“AGSA”) (NYSE: ARD) today announced its intention to launch an exchange offer early next week to acquire all of its outstanding Class A Common Shares (the “AGSA Shares”) in exchange for a portion of the shares of Ardagh Metal Packaging S.A. (NYSE: AMBP) (“AMPSA Shares”) currently outstanding and held by AGSA. As previously announced, the AMPSA Shares commenced trading on the New York Stock Exchange on August 5, 2021, following the completion on August 4, 2021, of the transactions contemplated by the Business Combination Agreement among AGSA, AMPSA and Gores Holdings V, Inc., with AGSA retaining an 82% ownership interest in AMPSA. In connection with the proposed exchange offer, AMPSA publicly filed today a registration statement on Form F-4.

Following the expiration of the exchange offer, each AGSA Share validly tendered and not withdrawn will be exchanged for 2.5 AMPSA Shares.

Following the proposed exchange offer, AGSA intends to initiate the process for delisting of the AGSA Shares from the New York Stock Exchange and their deregistration under the Securities Exchange Act of 1934, as amended, which is intended to eliminate the inefficiencies resulting from both AGSA and AMPSA being publicly traded companies and having separate public reporting obligations.

Completion of the proposed exchange offer will be subject to the satisfaction of customary conditions, as well as a condition that at least two thirds of the AGSA Shares will be validly tendered into the exchange offer and not withdrawn.

About Ardagh Group

Ardagh is a global supplier of infinitely-recyclable metal and glass packaging for the world’s leading brands. Ardagh operates 57 metal and glass production facilities in 12 countries, employing more than 16,000 people with sales of approximately $7 billion.

About Ardagh Metal Packaging

Ardagh Metal Packaging (“AMP”) is a leading global supplier of infinitely recyclable, sustainable, metal beverage cans and ends to brand owners. A subsidiary of Ardagh’s sustainable packaging business, AMP is a leading industry player across Europe and the Americas with innovative production capabilities. AMP operates 23 production facilities in nine countries, employing close to 5,000 employees and had sales of approximately $3.5 billion in 2020.

IMPORTANT INFORMATION FOR INVESTORS

This press release is for informational purposes only, is not a recommendation to buy or sell any securities, and does not constitute an offer to buy or the solicitation to sell any securities. The exchange offer described in this press release have not yet commenced, and while AGSA intends to commence the exchange offer on September 7, 2021 and complete the exchange offer, there can be no assurances that AGSA will commence the exchange offer on the terms described in this press release or at all. The exchange offer will be made only pursuant to the offer to exchange/prospectus contained in the registration statement on Form F-4 filed with the SEC (the “F-4”), the letter of transmittal and other related materials, including AGSA’s exchange offer statement on Schedule TO that AGSA expects to file with the SEC upon commencement of the exchange offer. SHAREHOLDERS ARE URGED TO CAREFULLY READ THE F-4, INCLUDING THE OFFER TO EXCHANGE/PROSPECTUS CONTAINED THEREIN, LETTER OF TRANSMITTAL AND RELATED MATERIALS, INCLUDING AGSA’S EXCHANGE OFFER STATEMENT ON SCHEDULE TO (AND ANY AMENDMENT OR SUPPLEMENT THERETO) IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT

INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE EXCHANGE OFFER THAT SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR AGSA SHARES. If and when the exchange offer is commenced, shareholders will be able to obtain a free copy of the exchange offer materials (including the offer to exchange/prospectus, the letter of transmittal and other related materials) that AGSA will be filing with the SEC at the SEC’s website at www.sec.gov. In addition, copies of these documents may be obtained by contacting Georgeson, the information agent for the exchange offer, toll-free at 866-628-6079 or +1-781-575-2137.

A registration statement relating to AMPSA Shares has been filed with the SEC but has not yet become effective. AMPSA Shares may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws with respect to the proposed exchange offer, including the anticipated timing of the proposed exchange offer, the services or products offered by AGSA or AMPSA and the markets in which Ardagh or AMPSA operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and AGSA’s, or AMPSA’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the proposed exchange offer may not be completed in a timely manner or at all, which may adversely affect the price of AGSA Shares or AMPSA Shares; (ii) the failure to satisfy the conditions to the consummation of the proposed exchange offer, including the condition that a minimum of 60% of the outstanding AGSA Shares have been validly tendered and not withdrawn for exchange; (iii) the effect of the announcement or pendency of the proposed exchange offer on AGSA’s or AMPSA’s business relationships, performance, and business generally; (iv) the outcome of any legal proceedings that may be instituted against AGSA or AMPSA related to the proposed exchange offer; and (v) the price of AGSA Shares and AMPSA Shares, including as a result of volatility resulting from changes in the competitive and regulated industries in which AGSA and AMPSA operate, variations in performance across competitors, changes in laws and regulations affecting AGSA’s AMPSA’s business and changes in the their respective capital structures. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the offer to exchange/prospectus, including those under “Risk Factors” therein, and other documents filed by AGSA or AMPSA from time to time with the SEC. These filings identify and address (or will identify and address) other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and AGSA and AMPSA assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither of AGSA or AMPSA gives any assurance that either AGSA or AMPSA will achieve its expectations.

Contacts:

Investors:

Email: john.sheehan@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +1 646 776 5918 / +353 87 2269345
Email: pwalsh@murrayconsult.ie